BONSAI VILLAGE, LLC

CROWD NOTE

11/04/2020

FOR VALUE RECEIVED, Bonsai Village LLC (the "**Company**"), hereby promises to pay to each investor (individually, the "**Investor**") who is recorded in the Buy the Block Platform (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price** "), either by payment of the Total Amount Payable upon a Corporate Transaction or the Maturity Date, or by distributions of net profits up to the Total Amount Payable following conversion into Class B Economic Interest.

1. Definitions.

a. **"Conversion Economic Interest"** shall mean with respect to a conversion pursuant to Section 2, an equal interest in the Company's Class B Economic Interests issued.

b. **"Corporate Transaction"** shall mean: the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets, or any of the following conditions:

    i. The closing of a corporate finance or refinancing agreement by which the Company may discharge the full debts owed to each Investor under this Crowd Note.

    ii. The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated

        1. persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. The liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

c. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the close of this Regulation CF campaign. However, the Company may withdraw funds from the Crowdfunding escrow account prior to completion of the Regulation CF campaign.

d. **"Closing Date"** shall mean the date at which the offering is closed and no longer accepts investment; either by the election of the Company or reaching the Maximum Raise Amount.

e. **"Interest Rate"** shall be at a rate of 8% per annum, compounded annually.

f. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

g. **"Original Principal"** shall mean the initial investment as deposited on record with the Platform.

h. **"Outstanding Principal"** shall mean the total of the Original Principal, plus outstanding accrued interest (defined above as 8% per annum). Interest shall accrue on the Original Principal Date of Issuance, compounding on the last day of each calendar year, until the Qualified Financing or Corporate Transaction occurs, whichever is sooner.

i. **"Bonus Multiplier"** shall mean an amount equal to one point two five (1.25x) the Original Principal. If there are not enough funds to pay the Investors in full, then future proceeds from the respective cash flows and other distributions will be distributed with equal priority and pro rata among Investors.

j. **"Total Amount Payable"** shall mean the sum due to the investors to include original principal, interest accrued and bonus multiplier.

    k. **"Qualified Financing"** shall mean the occurrence of either the first sale (or series of related sales) by the Company of its assets, or a refinancing of the Company debt, provided that event that permits Company to make payment in full of the Total Amount Payable to the Crowd Note Investors following the close of the refinance or sale of the last assets of the company.

    l. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. Unless this Crowd Note has been (i) converted in accordance with the terms of this Section, or (ii) repaid, the Total Amount Payable shall become due and payable within thirty (30) days following the execution of a Corporate Transaction (the "**Maturity Date**"). Provided, however, that the Maturity Date has not been extended upon the written approval of a simple majority vote of the Investors.

b. **Conversion Mechanics.** At Company's option, Company shall convert the Crowd Note into Conversion Economic Interest equal to the interest accrued to date.

    i. The issuance of Conversion Economic Interest pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Class B Economic Interest in the Operating Agreement of the Company.

    ii. As promptly as practicable after the conversion of this Crowd Note, the Company, at its expense, will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Economic Interests due to the Investor.

    iii. **Optional Conversion at Maturity Date:** In the event that the Crowd Note has not been paid in full or converted as provided above, then at any time on or following the Maturity Date, the Company shall: (1) make an ACH or wire transfer payment to Investors the Total Amount Payable on the Crowd Note as of the Maturity Date; or (2) convert the Investor's interest as of the Maturity Date to Class B Economic Interest equivalent to what is owed the Investor.

c. **Corporate Transaction**. In the event of a Corporate Transaction as defined in Section 1(b), the Company shall notify the Investor in writing of the terms of the Corporate Transaction. Upon the close of the Corporate Transaction, the Company may make an ACH or wire transfer payment to Investors equal to the Total Amount Payable as of the Maturity Date.

d. **Note Completion**. This Crowd Note will terminate upon the payment of Total Amount Payable to the Investors.

e. **Economic Interest Termination**. This Conversion Economic Interest shall terminate upon a Corporate Transaction.

3. **Representations and Warranties of the Company.** In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Economic Interest issuable in connection with a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, and in reliance upon those representations, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict, or breach in any material respect of any provision of the
   Company's current Articles of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Conversion Economic Interest.** The Conversion Economic Interest, when issued, sold, and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account. That the Crowd Note is distributed to a trust controlled by or for the benefit of the Investor does not violate this provision.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided. Investor was advised by the Company to seek outside counsel regarding its decision, without Company guidance as to from whom to seek information or advice.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or its related affiliates, agents, contractors, or employees, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that in the event of Conversion, as a Class B Economic Interest holder, they shall have no voting rights, and limited information, and inspection rights as described in Article II, Section 2(b) of the Operating Agreement.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a. **Security**. This Crowd Note is a general unsecured obligation of the Company.

b. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

c. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Colorado as applied to other instruments made by Colorado residents or entities to be performed entirely within the state of Colorado, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

d. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

Financing Agreements. The Investor understands and agrees that the conversion of the Crowd Note into Class B Economic Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the Conversion.

e. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

f. **Transfer of a Crowd Note.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

g. **Escrow Procedures**. The Company shall elect funds to be released from escrow, at its discretion, once the Target CF Minimum is met for the Regulation CF.

h. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Denver, Colorado unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Officers, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Purchase Date..